

October 16, 2013

Via E-mail
David Breach, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re:** **The Active Network, Inc.**
> **Schedule TO-T filed by Athlaction Merger Sub, Inc.**
> **Athlaction Holdings, LLC, Vista Equity Partners Fund III, L.P.,**
> **and Vista Equity Partners Fund IV, L.P.**
> **filed October 8, 2013, as amended October 10, 2013**
> **File No. 005-86639**

Dear Mr. Breach:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. We note that Purchaser and Parent were formed for the purpose of the effecting the disclosed transactions and that VEPF III and VEPF IV have no business operations other than investing the funds it will receive from affiliates.   It also appears that each officer and director of each entity listed above is employed by Vista Equity Partners. Given this, please provide us your analysis why you believe Vista Equity Partners is not a bidder in this tender offer. See Rule 14d-1(g)(2) and Section II.D.2 of our Current Issues Outline, available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

Item 10. Financial Statements, page 6

2. While we note your disclosure on pages 4-5 of the offer to purchase, we also note this offer is subject to the Financing Proceeds Condition. Please revise to include the

financial statements required by Item 1010(a) and (b) of Regulation M-A for each bidder, or your analysis why such disclosure is not required. Please include in your response the purpose of the "Lanyon Contribution" to "Holdings" mentioned in Exhibit (b)(1).

Offer to Purchase

3.   The statement in the first paragraph that Merger Sub is a "limited liability company" appears to be incorrect. Please revise.

4.   We note the last paragraph on page 3. Given your disclosure on pages 27-29 regarding what triggers the obligation to provide the Equity Financing, it appears that the Equity Financing should also be included as part of the Financing Proceeds Condition, or as a separate offer condition altogether. Please revise or advise.

5.   We note your disclosure on pages 27 and 29 regarding when the "Credit Facilities" will be available and "Debt Funding" will occur. Please note that all conditions, except those relating to regulatory approval, must be satisfied or waived at or before expiration of the offer. Please confirm your understanding. Please also apply this guidance to the Equity Financing mentioned in this section, given the timing of such financing as disclosed on page 29, as well as the conditions that trigger the obligation to provide it. Currently, your disclosure indicates that the Financing Proceeds Condition may be satisfied at expiration, but it appears from your disclosure regarding when proceeds will be received that waiver of such condition at expiration is the only possibility.

How long do I have to decide, page 5

6.   Please clarify how you will accept shares for payment "on or about November 5, 2013" given your disclosure that the offer expires at midnight on November 6, 2013. Also, we note that shares delivered by a Notice of Guaranteed Delivery "do not need to be counted" toward satisfaction of the Minimum Condition.   Clarify whether shares so delivered will be counted towards the satisfaction of the Minimum Condition or not.

7.   Please clarify the circumstances under which the Merger may be ineligible pursuant to Section 251(h) of the DGCL.

8.   Please disclose the number of shares that need to be tendered such that exercise of the top-up option reaches the 90% threshold.

Terms of the Offer, page 14

9.   Please refer to the last paragraph on this page. The disclosure in (i) implies that the Marketing Period may extend beyond expiration of the offer and that you may assert this condition following such expiration and prior to acceptance. Please note that all conditions, except those relating to regulatory approval, must be satisfied or waived at or

before expiration of the offer. Please confirm your understanding and revise your disclosure accordingly.

Certain Information Concerning the Company, page 24

10.   You may not disclaim responsibility for your disclosure. Please revise the first full paragraph on page 25 accordingly.

Certain Information Concerning Parent and Purchaser, page 25

11.   Please tell us the reasons for the numerous knowledge qualifiers. What prevents you from knowing and disclosing this information? Please explain or revise, as appropriate.

12.   Although you say that Schedule I includes information for each member of the "Participant Group," it appears VEPF III is not mentioned in that schedule. Please revise. Please also confirm your reference on page 26 to "None of the persons listed in Schedule I" includes all entity filing persons and include the disclosure required by Item 1003 of Regulation M-A for all entities specified in Instruction C to Schedule TO, including the general partnerships mentioned in Schedule I. See Item 1003(b) of Regulation M-A.

Source and Amount of Funds, page 26

13.   Please disclose the interest rate information as described in the debt commitment letter.

Plans for the Company, page 54

14.   We note the matters disclosed on page 55 for which you have no current plans. Please revise to address the matters in Item 1006(c)(1) and (2) of Regulation M-A. Also revise to address whether you have any proposals or negotiations regarding each of the matters specified, as revised.

Certain Conditions of the Offer, page 56

15.   We note from the last paragraph that the conditions of the offer may be waived in the "sole discretion" of Purchaser or Parent. Please revise to include an objective standard for determining whether to waive a stated condition or whether that condition has been satisfied.

Miscellaneous, page 60

16.   Please revise the first paragraph to be consistent with Rule 14d-10(b)(2), or explain how your disclosure complies with Rule 14d-10(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641 with any questions.

Sincerely,

Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions

cc (by e-mail):   Sarkis Jebejian, Esq.